January 22, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Viña Concha y Toro S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-13358

Dear Ms. Jenkins,

In my capacity as Chief Financial Officer of Viña Concha y Toro S.A.(“Concha y Toro”, “we” or the “Company”), herein and according United States Securities and Exchange Commission’s phone call request, trough this letter I am complementing our response dated on January 03, 2013, attaching the following documents:

•	Exhibit 1: A Biological Assets Valuation Model: “Study of Biological Assets Valuation Model according to IAS 21, December 2010”.

•	Exhibit 2: Analysis of issues concerning the treatment used for biological assets valuation in 2011: “Analysis of IAS 41 Situation, December 2011”.

The Spanish version of both documents were already attached in our January 03, 2013’s response, which provided the Company’s responses to the comments of the Staff of the Securities and Exchange Commission received in the letter dated December 06, 2012 regarding the Company's Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2011, filed with the Commission on April 30, 2012.

If you would like to discuss any of the Company's responses to the comments or any other matters, please call me at (56-2) 2476-5644.

Sincerely,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Vina Concha y Toro S.A.

Exhibit 1

VIÑA CONCHA Y TORO S.A

Study of Biological Assets

Valuation Model

according to IAS 41

December 2010

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ESTIMATION OF A MODEL FOR VALUATION OF BIOLOGICAL ASSETS OF VIÑA CONCHA Y TORO

CHAPTER I.   INTRODUCTION

According to International Accounting Standards (IAS) applicable to the Chilean wine industry, it appears that an estimation of the Biological Assets’ Fair Value of Viña Concha y Toro (Concha y Toro) is absolutely necessary.

The purpose of the present study is to revise the existing theoretical frame in order to determine the best way to estimate this value and, once the most appropriate methodology has been defined, compile the relevant data to allow the definition of a model which will predict in the best possible way fair value.

What follows below describes the different processes carried out to define the most appropriate methodology, as well as the results of its application.

CHAPTER II.       THEORETICAL FRAME, INTERNATIONAL ACCOUNTING STANDARDS APPLICABLE TO THE CHILEAN WINE INDUSTRY

A.	INTRODUCTION TO THE THEORETICAL FRAME

The purpose of this study is to understand and determine the implications of the use of IFRS standards in Chile; especially their possible impacts on one of the most dynamic Chilean economic sectors, as is the wine industry. This sector is mainly affected by the application of the International Accounting Stantards IAS 41 – Agriculture, that establishes criteria on the accounting of agricultural activity, comprising management of biological assets transformation, either plants or animals, and agricultural products.

To understand the implications of IAS 41, it is necessary to describe the winemaking process, as well as to discuss IFRS standards, their origin and causes for their application globally. Finally we will address the theoretical context of IAS 41, especially the determination of fair value.

B.	WINE PRODUCTION

Before introducing the main processes needed to produce wines, it is important to know what this beverage refers to.

Wine 1 is a beverage appearing to be part of Chileans’ collective memory for ages. Agriculture and productive activities that lead to the art of producing wines are part of our country’s culture and heritage.

1 La cultura del Vino en Chile, http://www.memoriachilena.cl

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A first definition of wine2 is “a beverage obtained from total or partial alcoholic fermentation of grape must3 or of grapes.”

Another more complete definition is that wine4 is the alcoholic beverage obtained through fermentation of the juice of vitis vinifera5, that is of fresh or raisined grapes, with a mínimum natural alcoholic graduation of 9% vol.

Finally, a more technical definition for wine is that wine6 (vinum (latin), οινος [oinos](greek)) is a beverage obtained from grapes, through alcoholic fermentation of its must or juice; fermentation takes place by action of yeasts converting fruit-released sugars in ethyl alcohol and carbon dioxide.

The name “wine” is only given to the liquid resulting from total or partial alcoholic fermentation of grape juice, with no addition of any substance.

Several legislations consider wine to be the fermented beverage obtained exclusively from vitis vinifera, despite the fact that similar beverages can be obtained from vitis labrusca, vitis rupestris etc.

All as processes related to wine are developed by the Chilean wine sector: agriculture, winemaking and bottling, which will be further explained below.

C.	AGRICULTURAL PROCESS

One of the main processes that any company part of this sector undertakes is the production of grapes with the purpose of guaranteeing the best quality at the lowest costs possible.

1.	Grapes and Plants Used in Winemaking (Vinifera7)

Grapes are the fruit of vines (vitis vinifera) or grapevines. Grapes, grape berries, come in clusters and are small and sweet. They are used to produce must, that is, wine. They grow in clusters of between 6 to 300 berries. Their color may be black, purple, yellow, golden, pink, brown, orange or white, the latter being in fact green and originating from an evolutionary point of view from red grapes that possess two mutated genes preventing the development of anthocyanins8 responsible for grape pigmentation.

2 Definition in http://www.aulafacil.com/Vino

3 Must is the juice or grape juice containing various elements such as grape skin, seeds, etc., not fermented. Dominé, Libro El Vino, editorial KÖNEMANN, año 2003

4 Definition according to André Dominé, Libro El Vino, editorial KÖNEMANN, año 2003

5 Vitis vinifera or grapevine, is a woody vine that when left to grow freely can reach over 30 m. Its fruit, grapes, are the raw material for the production of wine. http://es.wikipedia.org/wiki/Vitis_vinifera

6 Definition according to http://es.wikipedia.org/wiki/Vino

7 Name given to the grape whose variety is mainly used in winemaking. http://es.wikipedia.org

8 A bluish red pigment that protects plants, flowers and fruits against ultraviolet rays (UV). http://es.wikipedia.org

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2.	The Grapevine

The grapevine is part of the vitis vinífera variety of plants. It shows a twisted trunk, knotted and flexible cordons or “arms”, alternate leaves, petiolate, broad and cut into 5 long lobes.

A group of vines planted in a plot of land is called a vineyard.

3.	Developing Vineyards[9]

“Developing vineyards” are plantings less than four years old10, and which have been planted to produce in the mid-term a certain variety of grapes.

Plantations can be developed with plants of approximately one year old, and can originate from:

•	They may come from the stock of an existing variety (own-rooted vines), or
•	They may originate from the combination of the stump, bud or cutting of a certain variety or specific clone that have been grafted onto a rootstock (grafted or rootstock vines.)

During this period plants establish their root system11, vegetative growth takes place, vines are established, grow, climb onto the training system12, grow and ripen.

The development period varies according to the edaphoclimatic13 (soil and climate) conditions that vines face, the grape variety, soil, slope of the terrain, weather, sun exposure, phytosanitary conditions14, among others. These factors can accelerate or slow growth.

As a general rule, a period of four years15 since planting has been considered for the grapevine to enter into full production. During the first two years of development the vine does not produce grapes, since its growth is mainly directed to the root and vascular systems. On the third year, and depending on the variety as well as on the conditions before mentioned, the vine can achieve production to a commercial scale. This production does not reach 50% of its potential production. During the fourth year, production may reach 80% of its yearly potential. Only during the fifth year can it be said that the plant is in full production.

9 This description was given by the agriculture division of Viña Concha y Toro S.A.

10 This period can vary from one company to another depending on the definitions established by the respective technical agronomic areas. This period corresponds to Concha y Toro S.A.

11 This is how the roots are called http://es.wikipedia.org

12 The training system is how the vines are planted the estate. It influences both the quantity and quality of grapes. This has to do with the distribution of solar energy and it depends on the microclimate http://www.accua.com

13 Environmental conditions of growing area.

14 Belonging or related to prevention and cure of plant diseases.

15 This period can vary among wineries according to the technical definitions that each of their agriculture division establishes.

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The period mentioned above may be shorter in the case of adult plants grafted onto a rootstock. This situation takes place when a cutting from a different variety than the one planted (adult plant) is grafted.) This system is only used for the change of variety or vine stock16. Therefore, the root and trunk are still of the variety planted earlier but the productive system belongs to the new grafted variety.

The period of time required for grafted adult plants to develop is two years. This shorter period is due to the fact that there already is a plant with a trunk and roots developed. It is during those two years, therefore, that the vegetative growth takes place, allowing the new variety to attach to the training system.

4.	Plantings in Production[17]

The normal active productive lifecycle of a grapevine plantation, as mentioned before, starts on the fifth year and lasts an average of approximately 25 years (life of vines.) During this full production stage, a biological change could potentially result in an increase of the vines’ economic value, as a result of an increase in the quality of grapes; the increase in value will also vary depending on the geographical area or terroir.

Grape plantings are assets that from the fifth year on continuously produce an agriculture product, grapes, that is used for winemaking.

The vine is a plant with a yearly cycle in temperate areas, starting with swelling of buds18 and bud break19 in early spring, and concludes with leaf shedding during autumn.

Among all the lifecycle stages, the most relevant for the quality of grapes is the ripening stage.

The vine is a ligneous, climbing species of unlimited a growth which has to be controlled. Pruning takes place to shape the vineyard as well as to help the correct development of the plant in general and of the fruit (grapes) in particular.

In addition to winter (or main) pruning, several pruning are carried out throughout the year, such as shoot thinning (“green pruning”) during springtime. Pruning is one of the most important operations necessary to produce healthy, ripe, grapes, and above all, to achieve the quality required to make a good wine.

In its natural condition, the vine (or grafted plant) can develop an important length, the shoots at the edges of the plant developing first and more vigorously. By pruning, the wine grower must maintain the trunk and branches within a restricted space determined according to the density of the planting as well as the trellis or training system adopted.

16 Designates a wine grape variety. There is an endless number of varieties, originated by the evolution and natural selection of a winery.[www.diccionariodelvino.com]

17Description given by the Agriculture Division of Viña Concha y Toro S.A.

18 Buds are the small part of the vine that rest between the vine's stem and the petiole (leaf stem). Buds contain usually three primordial[disambiguation needed] shoots.

19 Bud break: tiny shoots emerge from the buds.

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5.	Biological Cycle of a Planting in Full Production

i. Vegetative Rest

Part of autumn and all winter (May to August). Aspect of the plant: trunk with arms and vine canes, no leaves nor any green vegetative structure. Cause: soil temperature under 10 °C, absorption of nutrients by roots to the minimum.

ii. Bud Break

Late winter and early spring. The plant buds begin to swell, to form a tiny “fluff” where all the chromosomal information is contained, differentiated leaves, stems, leaves and clusters. The end of the dormant winter period is mainly due to increase in temperature above 10 °C, and marks the beginning of the function of absorption of nutrients by the plant roots.

iii. Shoot growth

Early spring. All the tiny structures (buds) begin to develop, first leaves come out and then very small shoots. Cause: spring temperatures. Growth will be faster depending on the number of hours of sunshine and water available.

iv. Flowering and Fruit Set

Late spring. Very small hermaphroditic flowers develop, and which after pollination will set into fruits that develop as small grape berries.

v. Veraison

Mid-summer. The berry reaches the height and shape of a pea. It starts growing and then changes its color: from green to yellow in white grapes, and to purple in red grapes. The process takes about 15 days and coincides with the initially herbaceous cane starting to become ligneous. This is a critical stage, since it is the beginning of the ripening period, when the most important changes occur in the grapes.

vi. Ripeness

Mid-summer to early spring. The most relevant stage since it determines the quality of the harvest. Grapes continuously grow in size, begin to loose the high acidity shown until then, and accumulate more and more sugar. The level of sugar determines the level of alcohol that the wine originated by these grapes will have. Harvest takes place at the end of this period.

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vii. Leaf Shed

Occurs one to two months after harvest. Atmospheric conditions lead to diminished plant activity, roots slow down their absorption of nutrients. Leaves end the intense activity shown in spring and summer (they turn into a brown or reddish color), and start to fall. Winter dormancy starts from then on, completing the yearly cycle of the vine

6.	The Importance of climate

Climate conditions are one of the fundamental factors causing the changes the plant will undergo during the year. Climatology is not an exact science, and within a range of normal seasons, rainfall, etc, there are many “abnormal” phenomena, infrequent for the season but which do occur, having a great impact on the evolution of a vineyard. For example: spring frosts can cause large losses in the harvest of a certain year, as they freeze small and incipient buds that are very sensitive to low temperatures. Hail events during spring and summer destroy part of vegetation and are especially damaging during the ripening period, when grapes are about to be harvested. Excessive rainfall before and during harvest may result in high risks of rot of much of the harvest and contamination by fungi. Excessive heat during summer may induce an imperfect ripening of the grapes, originating less balanced and delicate fruit. Sometimes grape skins report important burns, resulting in losses.

7.	Vine ripening: the most important stage

This stage corresponds to the development of the vines’ fruit, grapes. This period lasts on average 45 days. It generally starts in mid-summer and ends at the beginning of fall.

a) Changes taking place during ripening season

i. Increase of grape weight

The grape achieves its normal size, and from being previously rather hard to the touch it is now juicy and fleshy. The size increase is due to accumulation of intracellular water 20 in the berries.

During this period, irrigation and rainfall contribute to considerably increase the size and weight of the grape:

•	If there are no rains or these are light, a good ripening of the grapes is obtained.

•	An excessive rainfall dilutes what are interesting compounds of the grape in formation, producing larger berries (which result in grapes of lower quality) and can even result in rot problems of the clusters.

ii. Increase of sugar content (glucose + fructose)

Increase in the concentration of both sugars during the whole period, until reaching levels generally close to or exceeding 200 g/l. Sunlight is key to sugar synthesis. Sugar content transforms into the alcohol content of the wine: During alcoholic fermentation, every 17 grams of sugar will produce one degree or percentage of alcohol by volume.

20 Located or occurring in the cell., Real Academia Española, dictionary of the Spanish language.

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iii. Decrease in acid content

Before summer, grapes have high acidity; ripening decreases those values progressively until reaching around 4-6 g/l titratable acidity. Summers with little sun tend to produce a higher acidity than dry, hot summers. Ripening formulas relating acidity levels and sugar concentration are the parameters most used to determine the optimal moment of ripening, and the time to begin harvesting.

iv. Change in color

Turns from green (great amount of chlorophyll21) to the variety’s typical color: yellow hues for white grape varieties and from red to purple for red varieties.

Throughout this period the grape increases concentration of its poliphenolic22 substances, especially tannins23and anthocyanins. Most of the substances that bring color to the grape are found in the skin.

v. Formation of aroma and taste substances

Formation of aroma substances depends in large measure on weather, soil and climate conditions, as well as on the agriculture management to which is submitted a certain vineyard. Climatic conditions are important in this stage:

•	A lot of sun exposure is required, but not excessive heat.

•	A slight rain is important, but no more than this.

•	In order to synthesize aromatic substances of quality and nice perception on the palate it is important that the difference of temperature between day and night should be large, that is to get sunny, not excessively hot, days, and cool nights.

Throughout the years, Concha y Toro has worked on identifying and developing a great diversity of origins and terroirs, with the aim of creating wines that are different and unique, and that express their land of origin.

21Pigment inherent to green plants and certain bacteria that participate of photosynthesis. Enciclopedia- Encarta, año 2006.

22 Natural chemical organic substances of wine that comprise the wine coloring matter and tannins. They undergo changes by oxidation during ageing. They are very important as they are key to the coloring, the organoleptic characteristics and the ageing of wine. http://www.accua.com/bodega/glosario.asp#s

23 Phenolic compounds, of astringent flavor that come from the skin and solid parts of the grape (seed) that structure the wine (known as body), and favor its ageing. Intrinsic are the ones found in the solid parts of the cluster, whereas the extrinsic are given by the contact of wine with the wood of the barrel. They produce an astringent action. http://www.accua.com/bodega/glosario.asp#s

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8.	Importance of Terroir[24]

If the same variety of grape is to be planted in diverse geographical areas it can produce very different wines, not only in their structure but also in their aromas. This is considered to be a consequence of the chosen terroir. Terroir can be defined as “a limited piece of land where the physical and chemical properties of the soil, the geographic location and the climate result in specific and identifiable products”. Therefore, “terroir” designates the interaction between several factors, such as soil, orientation, climate, grape variety and agricultural management, all which produce a wine with a certain character.

The character of terroir will determine the evolution of the varieties and grapes, and originates in the influence of the environment, of the soil that gives life to the plant, and of the presence of the necessary elements to the growth and the ripening of the berries. Furthermore, mineral matter breaks down and enters the soil. Together with water, the plant will absorb those nutrients. The natural nutrients received will be completed by an added organic and mineral fertilization.

Topography also impacts on how the terroir gives its character of the wine. The conditions of the land will determine, together with climate, the development of grapevines aided by factors such as the level of irrigation and the orientation of plantings. The fact that a land should be located in a Central region or at the Andes mountain foothills or by the coast, has influence, among other aspects, on the length of the active growth phase of the vineyards. Therefore it is of vital importance that the varieties selected should be the appropriate ones considering the climate of the place.

Planting or Vineyard Management

Concha y Toro manages its grape plantings in different estates, with a structure designed to manage and control the agricultural process, to achieve results in terms of quality and at the minimum cost.

24 Book“El Vino”, author André Dominé, Editorial Könemann, año 2003

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Structure of Land Estates (Plantings)

a) Estate

Land extension that considers everything contained in itself as well as what it produces natural or artificially.

b) Training (or trellis) System

The grape vine (Vitis Vinifera Sativa) is a climbing plant that in the past was grown using different trees as support. Today it is exceptionally grown this way in certain countries but it is more common for it to be guided or trained using posts and wires, in what is known as “trellis” or “training” system, and which allows to shape vines in a certain manner.

Three are the main systems used in Chilean vineyards, each with characteristics that impact in part on the quality of grapes, and therefore on the quality of the wine. The use of one or another will be conditioned by tradition, the geographical area and by terrain-related constraints.

Since the last decade, however, there is a preference for the trellis system, since it is presumed that it originates grapes that can help produce better quality wines.

The main training systems used by Concha y Toro are the following:

•	Spanish Overhead System
•	Trellis System (or Espalier)
•	Double Cross Arms Trellis System or California Trellis System
•	Mínimal Pruning

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i. Spanish Overhead System

The overhead system is most common for the production of table grapes although it is also uses for the production of Pisco grapes and for wine grapes. In this method, the plant is guided through a horizontal trellis. This is a less adequate method for producing fine wines, since it produces an excessive shading of the clusters, slowing down sugar synthesis at the berry level, which negatively influences the final quality of the grape. Nonetheless, it is a system widely used in high yield plantings (massive grapes.)

The Spanish Overhead System was introduced in Chile at the beginning of the 20th century, specifically during the Thirties. Later on, during the Fifties, its use was made common by growers of table grapes, taking as a model the “parral Cuyano”, used in Argentina and very similar to an Italian pergola.

In Chile, row distances within a planting are wide (4 x 4 mts. or 3.5 x 3.5 mts), with a density of 625 a 1.632 plants/hectare, depending of the distances between the main stakes, and the use of one or two plants in each.

ii. Trellis System

The Trellis System was introduced in Chile during the second half of the 20th century by Bordeax technicians who came to the country following the phylloxera crisis ravaging European vineyards.

This system is preferably used in the irrigated Central Valle; nonetheless it is also frequent in arid plains. This is a traditional low lying and narrow trellis, with a planting distance of 1.7 mt. between rows, and 1.2 mt. above the row. They are preferably used for the production of high quality wines. Planting density averages between 2,000 and 5,000 plantas/hectare generally disposed in a rectangular area.

In any case, it must be noted that in the last years every planting destined to fine wines has used the traditional trellis system with planting distances between rows varying from 2 to 2.5 mts. and 1 to 1.5 mt.

iii. Double Cross Arms Trellis System

The system adapts well to flat lands with moderate slopes. In areas with steeper slopes and terrain irregularities the simple trellis system is more suited. It is recommended for mechanical harvest

Simple or double trellis, commonly called Californian Double Trellis. Space between rows is considerably larger (3 x 2 or 3.5 x 2 mts,) allowing for a comfortable mechanized work of the vineyard. Trellis with double cross arms are relatively narrow, 70 cm the inferior, and 100 cm the superior, with a separation among them of 60 cm, and generally produce wines of inferior quality.

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In general, the trellis system is considered as the most appropriate for the production of wine grapes, since –and particularly the double trellis- it allows to distribute the foliage very well and obtain an adequate sun exposition of the clusters, besides facilitating pruning and a fast and efficient harvest.

iv. System of Minimal Pruning

This considers a high trellis, which is pruned mechanically (usually by saws). Minimal pruning is another acceptable agriculture system (shown by results and commercially), but ripening of the fruit is to be expected at least two weeks late.

v. Other Training Systems

There are other training systems or a variation of those described. Among them: Gobelet; Veranda, Geneva Double Curtain, Duplex, Tatura; Lyre.

Cabeza (gobelet); Veranda; Doble Cortina de Geneva (GDC); Dúplex; Tatura; Lira.

c) Fact Sheet

Administration and execution control of agricultural management. Agricultural management comprises the farming tasks required for grape production (application of chemicals, controls, yields (kilograms/hectare), quality of the grape, etc). These activities are all reported in these Fact Sheets, to allow traceability.

Tasks are defined according to what is required by every sheet. We could say that a sheet is a report on several parcels.

Agricultural management25 is crucial since it will determine the quality of wine, therefore the winemaking and viticulture areas work together in the setting up of an innovative system called “mapping26“.

d) Block or parcel

Smaller division of the vineyard, whose most common attributes are:

•	A single variety
•	Identical training system
•	Identical irrigation system
•	Identical planting distance
•	Identical density of plants per hectare (ha)
•	Identical planting year (state of development)
•	Manageable land extension

25 Declaration by Viña Concha y Toro S.A.

26 Use of a geographic information system (GIS) to map and analyze vineyard expansion.

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9.	The Harvest

By harvest it is understood the collection or harvest of grapes. Harvest time ranges from February to May. This depends on the degree of ripeness of the grape that is desired, that is, the moment when the percentage relation between the grape berry sugars and acids reach their optimum value for the type of wine that is desired.

In addition it is necessary to consider other parameters to decide when it is time for harvest. This may depend on:

a) Weather conditions:

At higher latitudes, grapes ripen later. It is considered that there are few places in the world as adequate as Chile for wine growing. This is a country whose climate and geography are exceptional for growing grapes. The Pacific Ocean breezes, the protection from the Andes Mountains, perfectly balanced soils and pristine rivers that flow down from the mountains, create ideal climatic conditions for the cultivation of the noblest grape varieties and act as natural barriers which protect the vineyards.

b) Production areas:

Grapes from vineyards with northern exposure reach ripeness before those with southern exposure. Grapes at higher altitude ripen earlier.

c) Type of Grape:

Vineyards with white grapes generally reach ripeness before those with red grapes.

d) Type of wine desired.

Determined by the greater or lesser presence of some compounds, such as:

•	Sugars: a greater amount of sugar will increase the alcoholic graduation of the wine. The right amount of sugar is crucial to begin alcoholic fermentation.

•	Acids: acid substances are necessary to prevent proliferation of bacteria causing diseases as well as for the further conservation of wine.

•	Aromatic compounds: they vary during the ripening of the grape, and contribute to determine the organic characteristics of the wine.

The harvest starts once grapes attain their full maturity. It is important to choose this moment very precisely, since this choice will greatly determine the quality of the wine to be produced and even what type of wine can be made.

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Importance of the selection of the harvest date:

As seen previously, susbstances that have changed their concentrations throughout the ripening period reach their optimum at a certain level. The challenge is to reach adequate values so that the wine to be produced achieves the characteristics desired. Two are the classical parameters on which this moment is determined: sugar content and acids content. In the case of the reds another factor are poliphenols, that contribute to color.

• Sugars

We have to reach adequate levels in relation with the alcoholic percentage wanted. Each 17 g/l. of sugar transform, on average, in a degree or percent of alcohol per volume.
In red wines, for example, the production of a reserve wine (appropriate for barrel ageing) requires higher alcohol content, since this helps to a longer evolution in good conditions.
In younger reds (to be drunk within the year) it is not as necessary as with reserve wines, since they are for immediate consumption. Alcohol protects the wine against attacks from bacteria or yeasts, it is a great antiseptic.

• Acids

The wine acidity has to be controlled: it must not be too high (this would give way to a wine difficult to drink) nor too low.

An adequate acidity is good for the health condition of the wine, since it prevents proliferation of harmful micro-organisms that develop with a higher pH27.

Furthermore, and adequate acidity enhances the wine color and is key to balance other substances present in wine.

It is one of the elements that are part of the basic structure of a wine; it is one of its “pillars”. In fact, a low acidity has to be corrected (it produces wines “with no personality”, “without life”, according to terms used by winemakers.)

It is in the whites where acidity is a factor that weighs more in the structure of wines.

In opposition to sugars that are continuously increasing, acidity decreases. Therefore, if there is a late harvest, with very ripe fruit, grapes tend to have the right acidity or have to wait until reaching the levels required to produce a balanced must.

27 pH measures acidity or the base of a solution. pH is the concentration of Hydrogen ions and cations [H+] presents in a certain substance. The acronym means "potential of Hydrogen" (pondus Hydrogenii o potentia Hydrogenii; of latín pondus, n. = weight; potentia, f. = potential; hydrogenium, n. = Hydrogen). Term forged by the Danish chemist Sorensen, who defined it as the base-10 negative logarithm of Hydrogen ions activity. http://es.wikipedia.org/wiki/PH.

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This is why it is important that the date when the harvest begins should be when the grapes present great color and aromas, and their desired alcohol content, as well the correct acidity, not too low. In the latter case it is more or less frequent that winemakers have to adjust acidity at the cellar generally through the addition of tartaric acid (this is more frequent in warm areas that tend to show a lower acidity.)

CHAPTER III.          DETERMINATION OF BIOLOGICAL ASSETS FAIR VALUE, IAS 41, FOR CONCHA Y TORO S.A. WINERY

A.	INTRODUCTION

One of the major changes brought about by the use of the new IFRS standards is the fair value measurement28 of certain assets, which specifically in the case of the wine sector will apply to its agricultural assets, for the groups named biological assets and agricultural products. In a wine company, biological assets are the grapevines29, while agricultural products are the grapes produced by these vines.

Any change in the valuation of these assets could be very significant as normally these assets are a very important item within total assets, especially in the fixed assets category, where these assets are currently classified by wine sector companies. However grapes usually do not appear either in the balance or notes to the financial statements, as the period elapsing between harvest and/or purchases of grapes is practically irrelevant as winemaking30 is a continuous process and normally there are no grape stocks left to be processed. This does not mean, however, that a change in assets’ valuation will not affect the grapes value, in fact, grapes are the main raw material in the winemaking process so the value of grapes incorporated into the cost of wine is a significant figure and has direct impact in the value of produced wine.

The objective of IAS 41 is to prescribe the accounting treatment, related to agricultural activity. In the case of wine companies agricultural activity consists in the management of the biological transformation of grapevine plantings (plantings) for:

a) Sale,

b) Grape production, or

c) Obtaining additional biological assets.

28 Fair Value, in Spanish “valor razonable” or “valor justo”.

29 The vine, Vitis vinifera sativa, belongs to the family of angiosperms, ie it is a flowering plant. [www.saberdevinos.cl]

30 Winemaking is the art of transforming the juice obtained from crushed grapes into wine. [www.saberdevinos.cl]

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This means the standard’s objective is to reflect any changes in the physical attributes of plantings in the understanding that these directly increase or decrease the economic results of the wine company.

Grapevine plantings (biological assets) are not grown for sale and do not generate income on their own, as the business of winemaking companies31 is not selling grapevines in their productive stage. Income is generated by sales of the finished product, bottled wine.

In the case we are studying, and as has been mentioned above, Concha y Toro winery’s grapevines are not intended for sale. Therefore any increase in the value of the vines over time (during their useful life) will depend on several factors, such as biological changes related to vine growth and the terroir32 or geographical area where the vines are planted, and this increase could eventually be interpreted as generating an increase in economic value.

It is therefore necessary to know the useful life cycle of the grapevines, beginning from the vines’ growth period and then their active productive stage (see previous chapter).

Grapevines can increase their economic value during their useful life. In certain geographic areas or sectors, as time goes by, the vines’ fruit can increase in quality, which means that as a result of agricultural and climactic factors certain vines could eventually have a higher value than their net book value.

In general it can be stated that fruit quality increases with vine age, especially in the first years after a planting has been established and until it reaches a certain quality level (or potential); following this period quality may deteriorate. However, this relationship does not always apply as it depends on various factors such as vineyard management, vine sanitary conditions, vigor, climatic and soil conditions, etc. Therefore, the direct relationship between vine age and grape quality cannot be generalized, as each specific vineyard will be influenced by its management, edaphoclimatic and sanitary conditions.

Thus plantings of a same variety do not necessarily exhibit the same quality, as grape quality may differ depending on management, sanitary conditions, different soils and sun exposure, trellis systems, etc, and this despite the fact that the same variety is planted in the same estate or wine valley.

In short, the relevant issue is whether it is feasible to determine the fair value of grapevine plantings reliably. To this end, an analysis of the priorities in determining fair value, as required by IAS 41, must be carried out.

31 For purposes of this paper, we define a wine or winemaking company as one that is dedicated to the production and sale of wines. This includes the agricultural and winemaking processes before going on to the bottling process, which produces the finished product bottled wine.

32 French term to describe a certain geographical area with specific geological, climatic, environmental and other characteristics that make it different from other areas [www.diccionariodelvino.com]

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B.	determination of fair value

a. CASE OF BIOLOGICAL ASSETS (GRAPEVINES)

i. Market price in an active market

If an active market exists for a biological asset or agricultural produce, the quoted price in that market is the appropriate basis for determining the fair value of that asset33.

The same standard states an active market is a normal market a buyer and seller can effect a transaction if they wish, and where all the following conditions exist:

1. “The items traded within the market are homogeneous”;

Currently, there is no exchange of productive grapevines in a formal market so it cannot be determined whether these would be homogeneous products, if these exchanges were to occur.

From another point of view it can be confirmed that vitis vinifera plantings are not homogeneous and there are factors that can cause differences even in the same variety, such as geographic location, conduction system34, soil type, yield per hectare, etc.

Geographic location affects the vines’ price, for example, Chardonnay plantings in the Limari or Casablanca valleys trade at a higher price than Chardonnay planted in other areas; the same thing occurs with Maipo Cabernet Sauvignon35.

Technical aspects such as the conduction system, planting density, age of the vineyard, mix of grape varieties, soil type, yield per hectare, weather and current conditions of the vineyard (vineyard management) affect the quality of the grape and its price. In the same sector, the same varieties with different technical management may have different qualities and be traded at different prices.

33 IAS 41, 17, Recognition and measurement.

34 The vine is a climbing plant, which is guided or trained through the use of posts and wires, known as conduction system to give the vineyard plantings a determined shape. [www.saberdevinos.cl]

35 Appellation of Origin is everything that identifies a good as originating in a country, a region or locality of the country, when the quality, reputation or other characteristic is essentially attributable to the product’s geographical origin, but other natural and human factors that affect the product’s identity are also taken into consideration.

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2. “Willing buyers and sellers can normally be found at any time; and”

Currently, there is no market in which buyers and sellers operate at all times. Buying and selling of productive vines are not known.

Transactions are sporadic, and interest shown for the same estate is variable depending on the buyer (for example: depending on the concentration of grape production a vineyard may have in a given region, the buyer will have a lower/greater interest in buying a property in that area, in addition to climate risk, terroir diversification of, logistics, etc.).

3. “Prices are available to the public.”

This is another condition that is not met, as there are no prices informed or available to the public regarding transactions of grape vineyard plantings.

Transactions correspond to private negotiations between parties, there are no official records of prices in these transactions; any information that may be had is unofficial.

It can be established that there is no active market for transactions of productive grapevines which determines a fair market value for valuation purposes of these vines. This is because the companies do not sell vines that are in production.

There is no market with available prices or market-determined prices, to establish the fair value of the vines, that is to say, a market which provides a reliable value.

As stated above, grapevines are managed as a biological asset to produce an agricultural product.

It should be noted that from the time the vine is planted up until the fourth year of growth36 after which the first harvest occurs, to the original value of the vine (i.e. book value of the plant brought from own nurseries or purchased from third parties) are added all the disbursements necessary for the plant to grow according to planned technical requirements, so when the production date arrives (fifth year), the agriculture produce grapes can be used as raw material for wine production.

To date no active market exists for grapevines either in the growing or production stages, as these are not a regularly traded asset in this industry. There are an insufficient number of transactions on these assets to identify reference prices for valuation issues.

Considering the background information discussed it can be concluded that during the useful life (of the grapevine) there is no active market available to determine prices or fair values for them. Therefore as stated in IAS 41, in absence of an active market to determine prices for the grapevines, the use of recent transaction prices (in which there were no significant changes in economic conditions) and adjusted market prices of similar assets should be considered for valuation purposes.

36 These criteria may vary from one winery to the next; the description here corresponds to Concha y Toro winery’s policy.

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ii. Non active market (if available, NIC 41)

Most recent market price in the market (assuming there has not been a significant change in economic circumstances between the transaction date and the balance sheet date).

There would have to be information on the values of estates or land planted with vines, the grape variety, geographical location (terroir), and other technical considerations. Considering that it is only possible to use these data if there have been no significant changes in market conditions, in fact we have found there have been significant changes in market conditions, such as changes in the value of the exchange rate (most grapevine plantings are aimed at producing grapes for exported wines); increases in plant maintenance costs; non coverage of production costs on the part of many wineries and others.

There are no known recent transaction prices of grapevines in production in the market. Traders keep information regarding property transactions of agricultural land prices, for some wine regions.

Another factor to consider is the differences that may occur in the value of recent transactions due to the geographical location of grapevines. A fully identified specific grapevine variety will have a different market value (transaction value) depending on its geographic location, compared with the transaction values of the same variety located in a different area.

Even if it were possible to know the transactions within the same geographical area, for the same grape variety, nevertheless there would also be significant differences due to the different planting areas within the same geographical area. Thus, in a specific sector within an area, vine plantings may produce a better agricultural product (grapes) compared with others vines planted in another sector of the same area.

On the other hand, the transactions that have taken place in recent years are not significant and the values involved cannot be extrapolated, to be used as comparable figures for valuation effects.

This information (transaction value) cannot be reliably used, as significant changes in economic conditions generated in the wineries’ market in recent years and due to the technical differences that occur because of vine plantings location, the values that can be retrieved from these sources can significantly distort valuations.

According to IAS 41, companies often enter into contracts to sell their biological assets or agricultural produce at a future date. The prices of these contracts are not necessarily relevant in determining fair value, as this value reflects the current market in which a willing buyer and seller would enter into a transaction. As a consequence of the above, the value in the type of contract described above will not correspond to the fair value of a biological asset or of an agricultural product.

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In some cases, the sales contract of a biological asset or agricultural product may be an onerous contract, as defined in IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IAS 37 applies to onerous contracts.

iii. Market price for similar assets, adjusted if necessary

The definition of similar assets refers to the possibility of using prices for vitis vinifera (wine grapes) plantings of the same variety that are in production in different geographical areas. But it could also be understood to refer to other wine grape varieties, or to table grapes, different from the ones that have to be valued.

Currently there are no market prices for similar assets. Normally in the same estate there are two or more varieties with different prices and qualities.

As mentioned previously, there are no references to recent transactions for productive grapevines. In the event a biological asset were to be valued using the price difference occurring between the recent sale price for land with productive grapevines and the recent sale price for a similar plot of land in a similar geographic area but without grapevines, it can be argued that there is no access to reliable information due to the following: Transaction prices are the outcome of the particular circumstances of the participants in the negotiations, making their use questionable. The prices arising from these types of transactions do not qualify as reliable and therefore cannot be used as representative sales values, as they would require the use of arbitrary adjustments leading to distortions of fair value.

Therefore this procedure is not recommended as a reliable valuation method.

iv. Sector benchmarks

This alternative refers to obtaining sector benchmarks such as the value of a hectare with grapevine plantings (or blocks of grapevines). However, there are no reliable sector benchmarks regarding market values of vines per hectare or per block.

Assigning a value to a planted grapevine, either in growth/production stages presents significant difficulty given the number of variables that could be considered to determine this value. At the very least the following factors can be mentioned:

•	Region, valley or area of grapevine plantings.

•	Soil characteristics or terroir.

•	Climatic factors.

•	Grape varieties.

•	Vineyard management plans. Grape quality and quantity within the same geographical area may differ and are not constant over time.

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•	Water availability.

•	Fertilization process.

•	Yields per hectare.

•	Definition of expected quality of the wine.

•	Other agricultural and enological processes used.

•	Other.

The above factors could correspond to definitions of each particular winery according to their business plan, internal policies and investment strategies. For example, regarding yields per hectare, there are methods that emphasize grape yield vine rather per hectare; other methods prioritize a lower yield per hectare to achieve greater quality. This clearly are factors that impact biological assets’ valuation.

In this same context, soil or terroir characteristics are crucial to vine quality. However, soil quality is not homogeneous within a same area and there may even be significant differences within the same vineyard, making it difficult to have objective definitions to value the vines.

Fair value measurement implies recognition in the company’s net income of the vines’ value during the period the vines are in growth/production stages, which means in practice that net income would reflect more the growth in plantings value and to a lesser extent, the company’s business sales.

As mentioned above, there are no sector benchmarks of reasonable values for productive grapevines. In the event a biological asset were to be valued using the price difference occurring between the recent sale price for land with productive grapevines and the recent sale price for a similar plot of land in a similar geographic area but without grapevines, we believe that, again, we do not have access to reliable information due the following:

•	The sector does not have official or public information regarding prices of transactions of vine plantings, either per hectare or per block.

•	Considering the above, it is estimated that even if an industry benchmark price were obtainable, it would present the same issues identified above, or be perhaps even more arbitrary. This would go against the fair value concept.

In actual fact, the higher the quality of the grapevines the more their value tends to be unique and specific to each vineyard, as the vineyard management plan is specific in each case. Even with participation of independent appraisers, the assessed value may not be an adequate estimate of the biological assets’ value to use as a reliable price.

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Current laws and regulations do not provide definitions of wine quality, such as “varietal”, “reserve” or “premium” wine, making it difficult to determine values based on regulation considerations. If the final product, wine, has not been defined to date in terms of quality and categories by the regulatory agencies, it difficult to standardize and categorize the raw material, wine grapes, and even more so the plant producing the grapes, the grapevines.

Benchmark values are almost all those of the company’s own transactions of land purchases, and where the value of plantings and grapes correspond to the seller’s cost.

v. Market prices not determined by a market

The legislation states the alternative that must be used after failing to find a market price, from either an active or inactive market, is the present value of expected net cash flows produced by the asset, discounted at a current pre-tax market rate.

Although this issue was discussed in the previous chapter, it is important to remember that IAS 41 states that cash flows and the discount rate will be estimated for the biological asset given its current condition, which excludes any increase in the asset’s value as a result of future biological transformation, or due to the company’s future business activities that improve that asset’s future biological transformation or improve the harvest derived from the biological asset, or future activities to improve the sale of a biological asset.

The company does not include cash flows destined to finance the grapevines, or tax flows or those flows related to recovery of the vines after harvest (for example, the costs of replanting grapevines after uprooting).

To determine the discount rate, the company must use hypotheses consistent with those used in estimating the expected cash flows, in order to avoid the effect of duplicate assumptions or ignored assumptions.

Although there is ample reason to believe that the estimation of future cash flows, in the case of biological assets related to wine production, is likely to prove complicated, unreliable (given the large number of elements that influence their determination), highly volatile and that the predictive models use explanatory variables that are even more difficult to predict than the cash flows themselves, below are presented the various state of the art models and methods which can be used to estimate these future flows.

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1. Models of Net Present Value of Expected Net Cash Flows

a. Present value of net cash flows

Present value (PV, VP in Spanish), according to financial theory is the value of a cost or a benefit, calculated in terms of the value of that money today. When considering the valuation of grapevine plantings, we would be measuring the different cash flows that occur at different points in time of the plantings’ useful life.

Where:

f n : cash flows

n : number of periods

r : interest rate, the reference rate is that of fixed income securities

In mathematical terms it represents a series of cash flows, discounted at a certain rate, for periods from 1 to n.

In other words, the net present value of a series of cash flows is the sum the present value of each of those flows.

b. Perpetuity

A perpetuity is an annuity in which flows begin on a fixed date and continue indefinitely.

Usually preference shares are considered a perpetuity, unless the company is sold or fails.

Another way to define perpetuity is a stream of identical cash flows which occur in regular intervals and last indefinitely.

The formula to calculate a perpetuity is:

I = annual flows.

n = time period number

r = interest rate.

This concept is useful in finance, but one must bear in mind that a common assumption is that a company will continue to operate forever.

A simpler formula, considering an annuity that has a specific time period, is:

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Present value of an annuity

(Present value (VP) of an annuity A during N periods with r interest rate)

c. Real Options Analysis

Any business investment project considers a degree uncertainty and flexibility. Real options are shown in plans, projects, actions or flexible business investments. For example, to abandon or sell the investment project before concluding it; to change its use or technology or to prolong its life; the option to choose one or another installation capacity; the flexibility of any R & D investment and the high uncertainty which in general affects these investments; the multiple growth options that a company faces in any given moment37.

A ‘real option’38 is the right to undertake a certain business initiative, such as a capital investment. The main difference with financial options is that real options and the underlying asset on which they are based, are not regularly traded in an active market, for example, there is no market for a specific measurement of R & D.

Real options39 create value, the higher the degree of uncertainty or volatility of expected cash flows. The value of the option is higher the greater the remaining life of the asset. Both in the case of financial and real options the holder is protected from losses while gains may be significant.

One of the main advantages of this model is that it does take volatility into account. The investment’s volatility is determined by the volatility of its net cash flows. This means that the real option’s price will be higher the greater the volatility of the underlying asset.

Some financial experts claim that volatility can be incorporated into the discount rate.

The main drawbacks of this model are:

•	Complex calculations.

•	In this case, there is no price for the underlying asset.

37 Opciones Reales, Andrés S. Suárez [http://eprints.ucm.es]

38 Libro Finanzas Corporativas, Autores Jonathan Berk y Peter De Marzo, Editor Pearson Educación de México, 2008

39 ‘Real options analysis’ (or simply ‘real options’) is the attempt to apply financial options methodology to real asset management, i.e.to the valuation of productive investments or businesses. But as this is not always feasible or only in part, alternative methods have been developed. The real options theory is a promising theory although still incipient.

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Based on the research and to what has been used by some of the wineries studied, this model considers implementing a Markov probability distribution40, and use of a Monte Carlo41 simulation to build it; in addition, it is recommended to use a 10-year period, as longer periods are very unpredictable.

The variables to be used are divided depending on whether they impact directly or indirectly the grapevines’ valuation.

First, variables with a direct impact must be analyzed, the so-called endogenous variables:

Endogenous	Useful life of estate
Color /category / training system
Location (terroir)

Secondly, variables with an indirect impact will be analyzed, or the exogenous variables:

Exogenous	Probability of a normal /unusual year
Probability of ocurrence of climatic events (drought, frost, pests, rains)
Increase in prices or reduced yields (kilograms) due to a climatic event

General methodology

The proposal is simple: Price and quantity are estimated, considering the base price of grapes (i.e., the purchase price of low quality grapes).

Po = Existing market price of grapes

P1 = Price of grapes, according to historic information of the Company

λ = Adjustment factor (lambda) => Probability of occurrence of exogenous events

40 A Markov chain, named after the Russian mathematician Andrei Markov Andreevitch (1856-1922), is a series of events in which the probability of an event depends on the preceding event. Indeed, such chains have memory, the “remember" the last event and this conditions the possibilities of future events. This dependence on the previous event distinguishes Markov chains series of independent events, like flipping a coin or a dice. [Wikipedia]

41 The Monte Carlo simulation is a quantitative technique that uses statistics and computers to imitate, using mathematical models, the random behavior of non-dynamic real systems (generally, for systems whose state changes over time, either a series of discrete events or continuous events systems are simulated). [www.uoc.edu] Viña Concha y Toro SA

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Mathematical Valuation Model

Po = P1 * λ + P2 * λ +……………..

Decision Tree

A decision tree is the graphical representation of future decisions and the resolution of uncertainty. In this case, it corresponds to the possible outcomes of grape prices, according to the different possibilities delivered by the probabilistic model, considering the greater or lesser degree of occurrence of the exogenous variables described above.

•	Estate’s useful life
•	Color / Category / Training system
•	Location (terroir)
•	Probability of occurrence of a normal/unusual year
•	Probability of occurrence of climatic events (drought, frost, pests, rains)
•	Price increases and/or reduced yields (kgs) given a climatic event

It is estimated there could be an outcome of approximately 16 prices, depending on these probabilities.

Biological asset value today:

When the Real Options model is used, the (average) price and (average) quantity are calculated, and these input variables are fed into the flows (perpetuity) model.

The steps proposed are the following:

•	The previous price with normal distribution is taken and a growth factor that depends on the various endogenous variables is applied to it.
•	All combinations of existing probabilities are estimated.
•	A price per event in the decision tree is calculated (binomial).

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•	The price increase generated by the occurrence of events is calculated and added to the price determined in the previous step.
•	The expected value for each year is calculated.
•	The same process is repeated for grape quantities.

d. Price evaluation study

This proposal considers that the basic characteristic of the model is that it should be easy to understand and use.

The following information required for successful use of this model:

•	Time frame.
•	Expected prices per grape variety and level.
•	Expected grape production quantities per group, grape variety and level.
•	Expected production cost per hectare.
•	Production plantings area.
•	Discount rate.

Land => Present value of flows – Present value of land lease

*In the case where land is owned, the assumption is that land appreciates at the same rate used for the discount rate.

Market value today + discount rate, are unchanged over time (this is simply a theoretical position).

Evidence of cyclical prices.

•	Can be adjusted to a process of customized revisions.
•	There is empirical and statistical evidence.
•	There are economic grounds.

Velocity a => Time to reach the price (Statistical data)

Considerations:

•	High prices tend to fall over time.
•	Low prices tend to go up over time.
•	Therefore there is an average over time.

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This model considers that it would be used for the winery’s principal grape varieties (covering at least 70%). These results are used to deduce the value of the remaining varieties.

Price Model

•	Transactions of the principal grape varieties are used (69% of total volume).
•	For the rest, historic prices are used.
•	In the future, it is suggested a statistical record is kept.

Quantity Estimates

•	The estimate for year 1 is adjusted when agricultural events occur.
•	Historic yields are used (4 years).
•	Business plans.
•	These are adjusted by experts.

Discount Rate

The recommendation is to use a rate for the agricultural sector that answers the question: What is needed for this to be a good business deal?

The rate used must equal the return expected from the vine plantings on the estate. The suggested guideline is that rates used should be consistent over time.

Operation of Model

•	Expected income flow increases a biological asset’s value.
•	Costs incurred are carried to net income, but are taken out of the calculations by increasing the value of the biological asset.
•	Harvest of an agricultural product => Inventory, but taken out of the model

In sum, it can be concluded that it is not possible to know the necessary transactions prices to use a present value of expected net cash flows model, primarily because:

1.	The cash flow cannot be constructed with grape prices, as grapes are the agricultural product of the plantings and as such have a separate treatment; according to IFRS can only be validated at market-determined fair value (IAS 41, paragraph 20).

2.	The cash flow, as indicated in IAS 41, paragraphs 20 and 21, refers in this case to the biological asset grapevines, considering the asset’s present location and condition. Additionally it states that any increase in value due to biological transformation, as well as activities related to improvement of future biological transformation by harvest or sales are excluded.

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3.	Therefore there are no market prices for these transactions that can be used to determine the present value of net flows.

We understand that some auditing companies have proposed building a model based on grape prices (at harvest time), although according to IFRS this is technically not possible.

An analysis of this assumption presents the following situations:

1.	The harvest costs of each winery are not disclosed (for each grape variety), even if they are operating in the same geographical location.

2.	Harvested grapes are not comparable even within the same geographical area, due to the specific characteristics of each vineyard and to weather conditions.

3.	Own grapes harvested by the winery are usually grapes of varietal, reserve, premium, super premium and ultra premium quality, and there is little possibility of knowing prices for these quality grapes as they grapes for icons wines of each winery and not traded in the market.

4.	Prices of grapes purchased from third parties cannot be used as a reference because these grapes are usually not comparable with the company’s own grapes (product of its plantings), which as noted above are usually of another quality.

5.	Grapes are not a commodity, as for example, to produce Cabernet Sauvignon grapes of the same variety can have different values depending on the area, location, climate, water, technical support, etc. with which they are grown.

6.	If the value of grapes purchased to third parties (i.e. producers) were considered, and taking into account that the country’s main winery sets prices and these prices change year to year, if these prices were used in the discounted cash flows to determine the value of plantings, then the plantings’ value would vary from year to year, generating gains and/or losses that do not correspond to the ongoing business. According to this procedure, the results would be based on the assumption that these grapevines are available for sale, a false assumption as the opposite is the true situation. Therefore for the plantings’ value, in view of how the Chilean market operates and that four wineries make up 80% of this market, there are no transactions among these wineries. As each one of these wineries has been founded over 70 to 80 years ago, and all have ancient plantings, it is only possible to use cost minus accumulated depreciation, according to IAS 41, paragraph 30.

2. Discount rate

Interest rate determinants

The interest rate is determined by the market based on the willingness of individuals to receive and make loans.

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Interest rates observed in the market vary based on conventions, investment period and risk. In addition it is affected by factors such as inflation, government policies and expectations of future growth.

In general one could say market interest rates provide the rate of exchange needed to calculate present values and evaluate an investment opportunity. But with so many interest rates to choose from, this market rate could be ambiguous. In financial practice the discount rate used to evaluate cash flows is the opportunity cost of capital for the investor or cost of capital, which is the best expected rate of return offered in the market on an investment with comparable risk and time period.

3. Price Volatility

The price of grapes is affected by various factors, all of which are difficult to predict. Some events which have impacted the international market and the purchase price of grapes in different seasons were: the distillation crisis in Spain (2001-2002), excess supply in Europe (2004); drought in Spain (2005); a nearly 10-year drought in Australia; exchange rate volatility; strong increase in production in France and Italy.

vi. Historic Costs (IAS 41, 24)

The norm states this possibility is limited to two circumstances:

1. Little biological transformation has taken place.

For example, since the first costs of planting the vines were incurred, immediately before balance sheet closing date. In this case, cost is very similar to fair value. This is applicable to plantings in the growth stage, which for Concha y Toro is a four-year period.

2. The impact of the biological transformation on price is not expected to be material.

For example, the initial growth phases of a planting with a 25-year production cycle. In this case costs are used, because it is impossible to reliably estimate the fair value as the asset is in the beginning of its growth cycle (or biological transformation), and therefore there is no market and as this cycle is long, there the data to estimate fair value have high volatility.

It should be considered that for the period extending from when vines are planted until the fourth year of growth when they produce the first harvest, any expenses incurred that increase the original value (fair value of the plant grown in own nurseries or bought from third parties)are added to it. This is to ensure that original value growth occurs according to the technical conditions planned for those vines, so that when the vines’ production date arrives (fifth year), their agricultural product (grapes) is used as raw material for wine production.

In conclusion, the vines during their growth stage, that is, in the first four years, should be valued at cost.

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vii. Combined assets

•	Paragraph 2 of IAS 41 states that it is possible for a biological asset attached to the land, an active market may exist that combines the valued of land and plantings.

•	If it is suggested that biological assets should be valued using the difference between the market value of land with grapevine plantings, and the market value of land in a similar area without plantings. However, it must be stated that there is no access to information from an active market, or information from brokers, who have information referring to agricultural transactions but it is not possible to know if these transactions included vine plantings or not, their quality, grape variety, type of soil or what value buyers attached to these and other variables.

1. Land:

•	IAS 41 does not establish any new standards for land attached to agricultural activity. Instead, it states an entity should apply IAS 16, Property, Plant and Equipment, or IAS 40, Investment Property, depending on which standard applies in the circumstances.

•	Biological assets attached physically to the land (for example, grapevines in a vineyard) are measured separately from the land, at their fair value minus estimated costs at moment of sale.

In view of the above, in estimating the fair value of Concha y Toro's biological assets we have chosen to use the present value of expected net cash flows method, as it has the fewest disadvantages and incorporates relevant elements, such as volatility and the winery’s plans.

The steps to estimate prices and quantities of grapes for the winery’s different types of estates are detailed below.

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CHAPTER IV. definition of variables and information used

As mentioned in the previous chapter, after a review of state-of-the-art in methods relative to the estimation of the value of biological assets, the option adopted was to use that which defines a Model of Present Value of Expected Net Cash Flows, fundamentally because there is no active market for grape vines and because in such situation we understand that the present value model allows to better understand the yield that a vine can provide to the winery, during the estimated lifetime of each estate, so that the value of this biological asset will correspond to the sum of the income/yield produced by each vine. In the same way, it is important to mention that this expected cash flows model must include in its estimation, especially of price, the volatility stemming from exogenous events to the winery’s production plan, such as are the occurrence of climate events, diseases and competitive markets events. Its biggest advantage, therefore is that it includes volatility, increasing value in a scenario of higher uncertainty on the project’s flows; that is, the price of the real option will be higher the greater the volatility of the asset’s price.

The estimated model for each productive unit corresponds to:

Where i represents the year, with a maximum of 25 which is the lifetime of a vine, so that the present value of the whole winery will correspond to the sum of values present in each estate, extrapolated to the total hectares owned by the winery.

Once the model in use was decided, the best way to estimate values for P (price) and Q (quantity) was examined.

In the first place, it is possible to distinguish the more relevant variables for grape yields produced each year, for each grape variety, based on the biological process related to the development of a vine. That is how distinction for the following types of variables is made:

Endogenous Variables: Product of a Concha y Toro winery Production Plan that selects the locations for plantings, which type of wine to produce and the technologies to be used in each case.

Soil Characteristics: Given by the characteristics of the terroir where each vine is planted. We have in this opportunity identified the following variables that distinguish soil:

•	Soil Depth: Two levels being defined - high and low-, that is, knowledge of the depth the plant roots can reach, factor that defines the quality of the fruit and vine productivity. Therefore, the deeper the soil, the better grape quality.

•	Soil Porosity: Three levels being defined - high, medium and low. This characteristic allows identification of the degree of water absorption as well as nutrients of the soil where the vines have been planted. This leads to the fact that a higher porosity implies better quality and fruit size, therefore more quantity.

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•	Soil Type: The following types are identified: clay, clay-sandy, sandy, sandy-clay, and gravel. The soil chemical composition differs and so does the quality, quantity and size of the fruit.

Technology: The winery decides the method in use to plant the vines as well as to irrigate them and harvest them. Technology allows for the generation of a productive plan that considers the lifetime of the vine, ensuring quality and, where possible, quantity, as well as serving as a means to control grape production cost, the raw material for wine production. Two essential elements were distinguished:

•	Training System: Two methods were defined: the Trellis and Overhead systems, which are those in use by Concha y Toro.

•	Irrigation System: Four methods are identified: Californian, drip, layflat irrigation hoses, and furrows.

Climate: Although specific climate conditions throughout the year are not the resort of Viña Concha y Toro, it is known that according to vineyards geographical location there are certain characteristics of light, temperature, humidity, etc., generating higher or lower quality, so that each productive unit is associated to certain climate conditions that are known. We have considered as relevant for this case the following:

•	PPPrimavera: Corresponding to average precipitations (in millimeters) during the spring months of September and October of the year previous to the harvest. This, due to impact of available water on grape development.

•	PPVerano: Corresponding to average precipitations (in millimeters) during the summer month of each harvest, that is the months of February and March of that year. It is to be noted that excessive rainfall during that season when it is warm can produce negative consequences on vines, such as fruit rot.

•	TMin: Corresponding to the minimum average temperature (in Celsius degrees) registered in the months of September and October of the year previous to the harvest. This data is key as low temperatures or spring frosts can cause great losses in next year’s harvest, since small and incipient buds, very sensitive to low temperatures, can freeze.

•	Hora Sol: Corresponding to total sun exposure time during the months of September and October of the year previous to the harvest. Depending on the amount of time of insolation the fruit will develop faster.

•	TMM: Corresponding to the average monthly temperature (in Celsius degrees) of summer months (December, January and February) before the harvest. During this period heat is important since it helps the grape to ripen, and it is a relevant indicator to determine the beginning of the harvest.

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•	Radiation: Corresponding to total daily sun radiation per month in watts/hour per square meter for the summer months (December, January and February) previous to the harvest. During this period, and depending on the amount of radiation the fruits receive, takes place the increase in size and shape of the berry, the increase in sugar content, the decrease of acid content and the change in color.

On the other hand, exogenous variables are those that do not depend on the winery’s production plan, and which are related to external events that impact both the quantity as the quality of grapes produced. There are three main ones:

•	Occurrence of Pests: These directly affect the production of the year and the quality of that production. In general they can be solved through treatments destined to prevent or to stop the event, nevertheless affecting Q.

•	Frost: The occurrence of frosts, below zero temperatures, during certain production periods such as especially spring when grapevine buds are just sprouting, have a significant impact on production. The fact that buds freeze or are subject to frostbites causes the fruit not to develop and, in an extreme case, can lead to a loss of production.

•	Drought: In general, water shortage during the fruit development and ripening periods causes lower production and quality. Despite the fact that this is a variable relevant, presently irrigation systems tend to decrease the occurrence of this type of events.

With regard to variables intervening on grape price determination, per productive unit, the analysis carried out shows that these are fundamentally of the exogenous type and, therefore, do no depend on Concha y Toro’s production plan.

As we know from economic theory, price varies according to the quantity in which a good is produced. Today, when information is transmitted almost instantaneously and in a scenario of a globalized world, events occurring outside the company have an impact on the sale price of a good produced by that company. In our particular case, the price of wine (or that of the grape to produce a certain wine) depends on the quantity of grapes produced by the market both locally (in the country) and internationally (rest of the world), since a large part of Concha y Toro production is destined to exports. Therefore, exogenous events that take place during the annual harvest will impact the global quantities produced and, therefore, the price of grapes and wines. Although an important number of those variables could be identified, we have focused on the four most relevant ones:

•	Frost Occurrence: The effect of frost on production quantities and qualities has already been explained.

•	Occurrence of Pests and Diseases: As mentioned, the occurrence of pests and diseases either in Concha y Toro vineyards or in those of its competitors impact grape production, that being the raw material to wine production. Therefore, a lower offer will increase the transaction price of that year.

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•	Drought Occurrence: Irrigation water shortage can lead to a lesser grape production every year and, therefore, an increase of the price for that year. Although it has been mentioned that this effect can be reduced by the implementation of irrigation systems such as drip irrigation, in the case of prolonged drought such as those seen in some countries like Spain in 2005 and in Australia for over 10 years - both being wine producers and competitors of Concha y Toro products - there has been an increase in the prices of grapes.

•	Over supply of wine: In countries or markets that compete with Concha y Toro, since this is caused by an excess supply of grapes and therefore to a decrease in their price.

Once the relevant variables for future year Price and Quantity estimation for each of the productive unit have been identified, in the next chapter the process of information collection and database generation will be presented.

CHAPTER V. BACKGROUND INFORMATION AND DATABASE

Concha y Toro owns a total of 35 estates located in eight valleys of Chile. The following table shows the details:

Valley	Estate	Valley	Estate

Valle	Fundo	Valle	Fundo
	El Triangulo	Del Maipo	Don Melchor
De Casablanca	Lo Ovalle		La Protectora
	Los Perales		Lo Mackenna
De Colchagua	Agua Santa		Mariscal
	Chomedahue		Pirque
	El Estero		Quinta Maipo
	La Puerta		San Adolfo
	Las Mercedes		Santa Isabel
	Palo Santo		Tocornal
	Rauco	Del Maule	El Boldo
De Curicó	San Ignacio		Lourdes
	San Manuel		Mariposas
Del Cachapoal	Peumo		Q. De Agua
	Rucahue		Santa Raquel
Del Limarí	La Granja		Villa Alegre
	Lachica	De San Vicente	Idahue
	Los Acacios		Ucuquer
Nueva Aurora

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As described in wine production, geographic location of plantings is key. In order to facilitate data analysis and background compilation, without hindering the results since each valley has characteristics ensuring similar climate and soil conditions for all estates, we have selected, for each valley where Concha y Toro has vineyards, an estate called “Estate Representative of the Valley”, corresponding to the cell highlighted in light blue on the table above. In particular, over a total of 5,832.32 hectares planted (individually, not considering other associated wineries), the eight representative estates correspond to 1,760 hectares, that is, 30.2% of that total.

For those estates we gathered all possible data concerning: Climate conditions, soil characteristics, training systems and irrigation systems, as well as annual production, per type and variety of wine, for years 2000 until 2010 inclusively.

What follows is the description of the data and background compilation methodology in each case.

A.	climate data

In order to build a model for valuation of Viña Concha y Toro biological assets, information concerning the period under study (years 2000 to 2010) was gathered, selecting climate variables applicable to the value model, for which information provided by the Dirección Meteorológica de Chile (Chilean Meteorology Service) was considered. Data was specifically obtained from the Anuario Climatológico (Yearly Climate Compilation) published by this institution.

The methodology used consisted in locating the nearest meteorological station for each of the Representative Estates selected by the winery –whose selection is based on the location they have in the different valleys where the company is present and that are in a productive stage- according to latitude and longitude of the estates under study.
Details of the estates are shown in the following table:

Valley	Estate	Latitude	Longitude	Corresponding Meteorological Stations
				Climatology	Sun Radiation	Rainfall

Estaciones Meteorológicas Asociadas
VALLE	FUNDO	Latitud	Longitud	Climatología	Radiación Solar	Pluviometría
Limarí	Los Acacios	30 59 69.00	71 17 06.34	La Serena	Santiago	El Tangue Hacienda
Casablanca	Triángulo	33 22 33.99	71 18 30.80	Pudahuel	Santiago	Fundo Huallilemu - Tranque Lepe
Maipo	El Mariscal	33 36 05.22	70 40 05.22	Cerrillos	Santiago	La Obra de Maipo - Calera de Tango Chacra Soloa
Cachapoal	Peumo	34 21 55.29	71 11 50.80	Curicó	Curicó	San José de Marchigue - Marchigue Liceo
San Vicente	Idahue	34 29 23.76	71 12 09.87	Curicó	Curicó	Lihueimo Fundo
Colchagua	Las Mercedes	34 48 04.15	71 41 04.19	Curicó	Curicó	Lolol Hacienda
Curicó	Rauco	34 53 05.62	71 18 17.46	Curicó	Curicó	Iloca Sendos - Teno Sendos
Maule	Lourdes	35 26 48.12	71 48 19.08	Curicó	Curicó	San Javier Particular

Each of the chapters present in the Yearly Climate Compilation (Anuario Meteorologico) was analyzed; it is to be noted that for each chapter the number of meteorological stations measuring the different variables varies. Chapters used for the study are the following:

a.	Climatology: This chapter contains monthly indicators related to an area, such as: average and extreme in Celcius degrees, relative air-humidity in percentage, total hours of sunlight exposure, average pressure at station and sea level.

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b.	Sun Radiation: This chapter describes the annual and monthly average as well as the maximum Global Sun Radiation produced in 24 hours, measured in terms of watt/hour per square meter, for each of the stations that include this indicator.

c.	Rainfall: This chapter shows information of the annual, monthly and 24 hour maximum Liquid Precipitation in millimeters, and finally,

d.	Air: This chapter presents data referred to average temperature, average direction and wind speed, all of which are measured under constant pressure conditions at a specific time of the day and at various surface levels.

For purposes of the study, the climate indicators selected and which possess a greater impact on biological assets were detailed and described in the previous chapter, that defines the climate related variables to be used.

Finally another point to consider with regards to data collection is the year-on-year vine production cycle, which requires that in order to analyze the variables impacting on a season production it should be necessary to consider data from a previous year as well as from the present harvest.

B.	DATA ON soil characteristics and type of wines produced

According to the background information on soil characteristics that are key for wine grape production, both in quality and quantity, the most important are: depth, porosity and type (chemical composition.)

Each of the eight representative estates have Soil Studies developed by specialists for Concha y Toro between 1991 (Lourdes and Rauco) and 2010 (Los Acacios, that were considered. Soil conditions were analyzed according to the classification presented in the previous chapter, with the following results:

Estate	Soil Depth	Soil Porosity	Type of Soil
Peumo	High	High	Clay sandy
El Triangulo	High	High	Sandy
Las Mercedes	High	High	Sandy clay
Rauco	High	Medium	Clay Sandy
Los Acacios	Medium	Low	Sandy
Lourdes	High	High	Clay sandy
Mariscal	Medium	High	Gravelly
Idahue	High	High	Sandy clay

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C.	Training and Irrigation Systems Data

Concha y Toro provided the information on their training and irrigation systems for each of the type of estates selected, as well as the breakdown according to grape variety and quality, therefore for type of wine. This information is presented in the following table:

(Table - Translation of Terms)

Fundo = Estate

Familia = Variety

Aptitud = Quality

Sist. Conducción = Training system

Espaldera = Trellis system

Parrón = Overhead system

Sistema Riego = Irrigation system

Goteo = Drip

Surco = Furrows

Californiano = Californian

Mangas = Layflat irrigation hoses

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FUNDO	Familia	Aptitud	Sist. Conducc.	Sistema Riego	FUNDO	Familia	Aptitud	Sist. Conducc.	Sistema Riego
EI Triangulo	Chardonnay	PREMIUM	Espaldera	Goteo	Mariscal	Cabernet Franc	SUPER PREMIUM	Espaldera	Goteo
		SUPER PREMIUM					ULTRA PREMIUM
		ULTRA PREMIUM				Cabernet Sauvig.	PREMIUM	Espaldera	Goteo
	Merlot	PREMIUM							Surco
		SUPER PREMIUM					SUPER PREMIUM		Goteo
		ULTRA PREMIUM					ULTRA PREMIUM		Goteo
	Pinot Noir	PREMIUM				Chenin	BLEND	Espaldera	Surco
		SUPER PREMIUM					PREMIUM
		ULTRA PREMIUM					VARIETALES
	Sauvig. USA	BLEND				Petit Syrah	SUPER PREMIUM	Espaldera	Goteo
		PREMIUM				Petit Verdot	SUPER PREMIUM	Espaldera	Goteo
		ULTRA PREMIUM					ULTRA PREMIUM
	Sauvignon Blanc	PREMIUM				Pinot Blanc	PREMIUM	Espaldera	Surco
	Viognier	PREMIUM					VARIETALES
		SUPER PREMIUM				Syrah	PREMIUM	Espaldera	Goteo
Idahue	Merlot	BLEND	Espaldera	Goteo			SUPER PREMIUM
Las Mercedes	A.Bouchet	GENERICO	Parrón	Goteo			ULTRA PREMIUM
	Cabernet Sauvig.	BLEND				Zinfandel	BLEND	Espaldera	Surco
		GENERICO					PREMIUM
	Carmenere	BLEND					VARIETALES
		GENERICO			Peumo	A.Bouchet	BLEND	Espaldera	Goteo
	Chardonnay	BLEND					GENERICO
	Merlot	BLEND					PREMIUM
		GENERICO				Cabernet Sauvig.	BLEND	Espaldera	Calforniano
	Sauvig. USA	BLEND							Goteo
		PREMIUM							Surco
		VARIETALES					PREMIUM		Goteo
Los Acacios	A.Bouchet	BLEND	Parrón	Goteo			VARIETALES
		GENERICO				Carmenere	BLEND	Espaldera	Goteo
		PREMIUM					PREMIUM
		VARIETALES					SUPER PREMIUM
	Cabernet Sauvig.	BLEND					ULTRA PREMIUM
		GENERICO							Surco
		VARIETALES					VARIETALES		Goteo
	Chardonnay	VARIETALES				Chardonnay	PREMIUM	Espaldera	Goteo
	Cot/Malbec	BLEND					VARIETALES
		PREMIUM				Chenin	BLEND	Espaldera	Mangas
		VARIETALES					BLEND		Surco
	Merlot	BLEND					VARIETALES		Goteo
		VARIETALES				Cot/Malbec	PREMIUM	Espaldera	Goteo
	Pinot Gris	PREMIUM							Surco
	Syrah	BLEND					SUPER PREMIUM		Goteo
		GENERICO					ULTRA PREMIUM
		VARIETALES					VARIETALES
Lourdes	A.Bouchet	BLEND	Espaldera	Goteo		Merlot	BLEND	Espaldera	Goteo
		VARIETALES					PREMIUM		Goteo
	Cabernet Sauvig.	BLEND							Surco
		PREMIUM					SUPER PREMIUM		Surco
		VARIETALES					ULTRA PREMIUM		Californiano
	Carmenere	PREMIUM							Goteo
		SUPER PREMIUM							Surco
		VARIETALES					VARIETALES		Goteo
	Chardonnay	BLEND				Merlot Italiano	BLEND	Espaldera	Goteo
		VARIETALES					PREMIUM
	Merlot	PREMIUM					ULTRA PREMIUM
		SUPER PREMIUM				Petit Verdot	BLEND	Espaldera	Goteo
		VARIETALES					SUPER PREMIUM
	Mourvedre	PREMIUM					ULTRA PREMIUM
	Riesling	PREMIUM				Syrah	PREMIUM	Espaldera	Goteo
	Sangiovese	PREMIUM					ULTRA PREMIUM
	Sauvignon Blanc	GENERICO				Zinfandel	BLEND	Espaldera
		PREMIUM					VARIETALES
		SUPER PREMIUM			Rauco	Cabernet Sauvig.	BLEND	Espaldera	Goteo
		VARIETALES					PREMIUM
	Syrah	BLEND					SUPER PREMIUM
		PREMIUM					VARIETALES
		SUPER PREMIUM				Chardonnay	BLEND	Espaldera	Goteo
		ULTRA PREMIUM							Surco
		VARIETALES				Sauvig. USA	BLEND	Espaldera	Goteo
							VARIETALES		Goteo
						Sauvignon Blanc	VARIETALES	Espaldera	Surco

						Syrah	BLEND	Espaldera	Goteo
Surco
PREMIUM
SUPER PREMIUM
							VARIETALES		Goteo

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As seen in the previous table, the irrigation system used in the estates selected corresponds in general to drip irrigation, which tends to ensure that plantings have water provision. Likewise, the main training system used by Concha y Toro in the representative estates corresponds to the trellis system, used in almost all representative estates, but for Las Mercedes and Los Acacios.

The previous table also shows the most important wine varieties grown by the winery, the quality of the grape and wine produced.

D.	PRODUCTION, COSTS AND VINE AGE DATA

Finally, for each of the representative estates and for each variety/quality of wine there is production data (in kilograms), planted hectares and production costs for the vintages: 2000-2001, 2001-2002, 2002-2003, 2003-2004, 2004-2005, 2005-2006, 2006-2007, 2007-2008, 2008-2009 y 2009-2010.

Also, for each estate/variety/quality there is information regarding the age of the vines for each productive year. At this point it is convenient to point out that the informational base was available per block, so that the age of the vine was determined from the average age of all the vines that were part of the hectares of a sole estate and planted with a same variety/quality.

E.	database

A database was built from all the information collected as detailed above, and which was used for estimation of the models that allow projection of future quantities and prices, key information to determine the present value of net flows. Information of an estate was taken into consideration for this, even though information of all varieties present was not available, in order to gather the highest amount of information and ensure robustness and efficiency of the statistical models

The base was built using Excel and the following nomenclature was used to assess, either qualitatively or quantitatively, each of the variables used.

The fields defined were:

Type: Compound of code of quality and code of variety, where

Type = x00yy

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 In that x00 corresponds to the Code of Quality equivalent to:

Quality	Code
Blend	200
Generic	300
Premium	400
Super premium	500
Ultra premium	600
Varietals	700

And yy corresponds to the Code of Variety:

Variety	Code	Variety	Code
A.Bouchet	1	Petit Verdot	12
Cabernet Franc	2	Pinot Blanc	13
Cabernet Sauvignon	3	Pinot Gris	14
Carmenère	4	Pinot Noir	15
Chardonnay	5	Riesling	16
Chenin	6	Sangiovese	17
Côt / Malbec	7	Sauvignon USA	18
Merlot	8	Sauvignon Blanc	19
Italian Merlot	9	Syrah	20
Mourvèdre	10	Viognier	21
Petit Syrah	11	Zinfandel	22

Valley and Estate, encoded according to the following nomenclature:

Valley	Code	Estate	Code
Cachapoal	1	Peumo	1
Casablanca	2	El Triangulo	2
Colchagua	3	Las Mercedes	3
Curicó	4	Rauco	4
Limari	5	Los Acacios	5
Maipo	6	Lourdes	6
San Vicente	7	Mariscal	7
Maule	8	Idahue	8

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Training System, Irrigation, Soil Depth, Soil Porosity and Soil Type, according to the following codification:

Training System	Code	Irrigation	Code	Depth	Code	Porosity	Code	Soil	Code
Trellis	1	Californian	1	High	1	High	1	Clay	1
Overhead	2	Drip	2	Medium	2	Medium	2	Clay sandy	2
		Layflat Hoses	3	No Info	3	Low	3	Sandy	3
		Furrow	4			No Info	4	Sandy clay	4
		Sin Info	5					Gravelly	5

Finally, for each estate/variety/quality information on the planting date of the vine (obtained as average of the planting dates for vines of each block or parcel conforming an estate/variety/quality) was available, so that by establishing the difference for each vintage it was possible to obtain information on the vines age. Information on the production (in kilograms) was also available, as well as that of planted hectares for each vintage, obtaining thus the quantity per area unit (variable called qpha), and that of climate information, defined as PPPrimavera, HoraSol, TMin, PPVerano, PPLiqu, TMM and Radiation, all defined previously.

The database used and the results obtained, in Excel, are provided in the digital appendix.

chapter vi. estimation model for PRICE P

Concha y Toro biological assets are composed of the grapevines planted on the 35 estates that make up the company’s land holdings, which are either in the growing stage (ie in the first four years following planting) or in the production stage (from 5 to 25 years, which is assumed to be the useful life of each vine).

Below we describe the methodology to estimate the value of production stage plantings, since as mentioned previously the analyses carried out lead to the conclusion that there is no active market from which it is possible to obtain the value of this biological asset, and of its different varieties and qualities.

The agricultural product (grapes) produced by grapevines in production stage is valued at the acquisition cost at the time of harvest.

Biological asset depreciation is linear and the estimated useful life of grapevines in production is 25 years.

In the particular case of prices, the price used will be that grapes, and it valuation will be based on a generic or base price determined by Concha y Toro, depending on the grapes’ diverse qualities, varieties and place of origin.

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Thus:

P0t = Generic or base prices of grapes for year t, type of grape quality-variety i,j

Pijt = Price VCT grapes for the year, type of grape quality-variety i,j

Qijt = Quantity of VCT grape for year t, type of grape quality-variety i,j

Therefore the value of the biological asset of the entire Concha y Toro winery is defined as:

Where i ranges from 1 to 7 and represents the seven qualities defined in the previous chapter; and j ranges from 1 to 22 and represents the 22 types of grape varieties grown by Concha y Toro winery.

For the analysis, let us set i=1, j=1 and define a value for the asset (1,1) =1 in year t=1 (the current year) as: P*Q1 , where:

P* = f ( P1, λ) ; where λ is a series of variables

Indeed, it is possible for each quality-variety harvested by Concha y Toro to define a price associated with the endogenous characteristics of each planting (or as we saw, type of estate) which is the value we call P1; however, each year this price suffers modifications due to external factors, exogenous to the winery (climatic events, pests, surplus stocks in other markets, etc.), which can be represented by a vector λ.

Thus:

P* = P1 *( 1+ λ1)*(1+ λ2)*(1+ λ3)…….(1+ λn)

Where λ1, λ2, λ3……. Λn, are not numbers but statistical variables that have a probability of occurrence. That is, the value P * for each year, quality-variety will correspond to P1 multiplied by the probability of occurrence of exogenous events.

First let us see how P1 is determined, which is a Concha y Toro own value, as the company has its own lands and growing methodologies that make its products unique (terroir).

Let P0t be the generic or base price in year t of grapes form the Concha y Toro winery variety:

(GRAPH

Title: Price of X Grape Variety

P Uva = Price of Grapes

P/lt vino = Price per liter of wine)

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That is, to the base or generic price of grapes, for each type of variety, Concha y Toro adds a marginal value when the quality of the grapes increases. This additional margin depends on two elements: an agricultural and an enological one, the first associated with the characteristics of the geographical area where the planting is located (soil depth and porosity, average temperatures, rainfall, etc.) and the second one associated with the company’s own production technologies, i.e. irrigation systems, training and trellis systems, pest control and others.

Thus,

(GRAPH

P Uva = Price of Grapes

P aptitud VCT = Price or Concha y Toro quality

P aptitud = Price of quality

Margen por Enología = Winemaking (or enological) Margin

Margen Agrícola = Agricultural Margin

P/lt vino = Price per liter of wine)

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Thus, once the generic or base price of the grape variety in analysis is known, the costs associated with the vines’ planting location must be added (agricultural margin) and then the value of enological or winemaking aspects (Concha y Toro’s own technologies, contributed by the company) must also be added. This will determine the price of grapes, for each quality-variety, for each year. However, to these elements each year are added the probability of occurrence of external events or events exogenous to the agricultural and winemaking characteristics, such as climatic events (frost, drought, summer rains, pests, over supply in other markets) alter that price. It is these events that cause grape price volatility lead to issue that must be resolved is below.

It is in this phase where the vector of events λ comes into play, as well as the need to estimate the probability of occurrence of this vector, considering that each vector component is not a fixed value but a random variable.

In light of the variables we have considered, there are two possibilities (occurrence or non-occurrence) for each vector component. It follows that each component will have a binomial distribution, with probability Ps, s = 1, ..., of occurrence of a definite event (P1 is probability of frost, P2 probability of drought, P3 probability of summer rain, P4 probability of pests, P5 probability or over supply in other markets).

We could also assume that each probability P1, P2, P3, P4 and P5 are known on its own, which is not really the case as climatic events are not predictable. (However, if there is long-term historic information available, this data could eventually be used as an estimate of these probabilities, using the traditional techniques of parameter estimation, so that P = number of times of event occurrence / number of years. It is easy to infer that in this case a new observation would most likely modify the value of P).

If the values of P1 to P5 were known and invariant over time the problem would be solved, however, the occurrence or non-occurrence of the events under analysis is related to the occurrence or non-occurrence of the other events, not only in the same harvest period, but over time.

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We are then in the case of random variables that are not independent and identically distributed, where events are related to each other in each period and over time. This type of process is called a Markov chain, where there is no single occurrence but rather in each year there is a matrix of possible outcomes.

Indeed, for a year, for a given variety-quality it was possible to establish the value of Pij, but it still has to be determined how Pij could suffer modifications if certain events were to occur during the harvest period, where we then have the following probability tree for that volatility:

(Caso = case )

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That is Pλ, for a given year, has 32 possibilities of values, and thus to modify the originally estimated P1 (in the case some other external factor that interferes with market value each year should be added), the number of different outcomes increases exponentially. The volatility values are:

Case 1 = P1*P2*P3*P4*P5

Case 2 = P1*P2*P3*P4*(1-P5)

Case 3= P1*P2*P3*(1-P4)*P5

Case 4 = P1*P2*P3*(1-P4)*(1-P5)

Case 5 = P1*P2*(1-P3)*P4*P5

Case 6 = P1*P2*(1-P3)*P4*(1-P5)

Case 7= P1*P2*(1-P3)*(1-P4)*P5

Case 8 = P1*P2*(1-P3)*(1-P4)*(1-P5)

Case 9 = P1*(1-P2)*P3*P4*P5

Case 10 = P1*(1-P2)*P3*P4*(1-P5)

Case 11= P1*(1-P2)*P3*(1-P4)*P5

Case 12 = P1*(1-P2)*P3*(1-P4)*(1-P5)

Case 13 = P1*(1-P2)*(1-P3)*P4*P5

Case 14 = P1*(1-P2)*(1-P3)*P4*(1-P5)

Case 15= P1*(1-P2)*(1-P3)*(1-P4)*P5

Case 16 = P1*(1-P2)*(1-P3)*(1-P4)*(1-P5)

Case 17 = (1-P1)*P2*P3*P4*P5

Case 18 = (1-P1)*P2*P3*P4*(1-P5)

Case 19= (1-P1)*P2*P3*(1-P4)*P5

Case 20 = (1-P1)*P2*P3*(1-P4)*(1-P5)

Case 21 = (1-P1)*P2*(1-P3)*P4*P5

Case 22 = (1-P1)*P2*(1-P3)*P4*(1-P5)

Case 23= (1-P1)*P2*(1-P3)*(1-P4)*P5

Case 24 = (1-P1)*P2*(1-P3)*(1-P4)*(1-P5)

Case 25 = (1-P1)*(1-P2)*P3*P4*P5

Case 26 = (1-P1)*(1-P2)*P3*P4*(1-P5)

Case 27= (1-P1)*(1-P2)*P3*(1-P4)*P5

Case 28 = (1-P1)*(1-P2)*P3*(1-P4)*(1-P5)

Case 29 = (1-P1)*(1-P2)*(1-P3)*P4*P5

Case 30 = (1-P1)*(1-P2)*(1-P3)*P4*(1-P5)

Case 31= (1-P1)*(1-P2)*(1-P3)*(1-P4)*P5

Case 32 = (1-P1)*(1-P2)*(1-P3)*(1-P4)*(1-P5)

Moreover, to the year that follows this set of 32 possibilities, must be added the possibilities that arise from the crops’ dependence on climatic factors from one year to another.

In view of the above, we believe it is completely impossible to estimate a fair value for the price of grapes that are harvested each year in each production unit of Concha y Toro winery, because the effect of external events must be added to the base value of grapes, generating a volatility which becomes infinite over time.

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chapter vii. estimation model for QUANTITY q

Returning to the methodology defined above, the value for the biological assets of the entire Concha y Toro winery is expressed as:

Where i ranges from 1 to 7 and represents the seven qualities defined in the previous chapter; and j ranges from 1 to 22 and represents the 22 types of grape varieties grown by Concha y Toro winery.

In the previous chapter it was shown that the estimation of Pijt has a significant degree of uncertainty due to the extremely high volatility of this variable’s projections, which increases over time, with the result that the estimated fair value for a VCT biological asset using equation (1) is also unreliable, in statistical terms, as the variance of the estimator is high given the volatility of the estimated P.

Despite this, in this chapter we will define the most appropriate methodology for estimating Qijt.

The determination of the amounts to be produced annually by Concha y Toro of each variety-quality answers in great measure to the plan designed by the Company, which is the result of choices made from the growing stage of each planting. In fact, when the vines are being planted is the moment when the decision of which variety of wines will be produced is made.

To this initial decision other endogenous elements are added which also affect the quantity and quality of the grapes produced each year, such as variables associated with climate and soil (related to each estate’s geographic location) and variables such as type of irrigation and trellis system. In addition, each year the production plan can be affected by exogenous variables (frosts which damage buds, summer rains and high temperatures that cause fruit rot, droughts affecting irrigation and grape berry size). Thus, each year the quantities of grapes produced by variety-quality will be given by:

Qij = f(Production Plan,λ)

Where λ again represents a vector of random variables, each one with a binomial distribution as described in the previous chapter. As before, the variability of λ makes estimating Q very complex. However, in order to attempt a model for Qij with effective and solid results, we will assume the case where λ is a known and fixed value, so that Q depends only on the production plan.

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In this case:

Qij = f(set of endogenous variables)

Soil characteristics:

•	Type of soil
•	Depth
•	Porosity

Technological characteristics:

Irrigation system

Training system

Grapevine characteristics:

•	Vine age

Climate characteristics:

•	PPPrimavera
•	HoraSol
•	TMin
•	PPVerano
•	PPLiq
•	TMM
•	Radiation

The statistical procedure used to estimate the function that gave best results for projections of Qij was the following:

First, perform a correlation analysis to obtain degree of correlation between the variables to be used (as for a model to be statistically reliable the component variables must be independent of each other) and correlation of each variable with production of each type of grape, corresponding to each variety-quality set.

We used the database described above and the Eviews statistical software. The results obtained are shown in the following table:

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Endogenous Variables Correlation Matrix

Correlación	QPHA	ANTPLANTA	CONDUCCION	HORASOL	POROSIDAD	PPLIQ	PPPRIMAVERA	PPVERANO	PROFUNDIDAD	RADIACION	RIEGO	SUELO	TMIN	TMM
QPHA	1.000.000	-0.144217	0.725434	-0.019580	0.446516	-0.131243	-0.143176	-0.130826	0.328911	0.072956	-0.054494	0.048874	0.284332	-0.423336
ANTPLANTA	-0.144217	1.000.000	-0.250510	0.214140	-0.264193	-0.044753	-0.072126	0.007849	-0.159530	-0.132336	0.160961	-0.051842	-0.238405	0.243317
CONDUCCION	0.725434	-0.250510	1.000.000	-0.064972	0.547091	-0.152959	-0.201552	-0.153868	0.415567	0.112137	-0.183983	0.166284	0.363644	-0.582300
HORASOL	-0.019580	0.214140	-0.064972	1.000.000	-0.120300	-0.295238	-0.503168	-0.316845	0.018505	0.197518	0.003861	0.130992	-0.132691	0.408878
POROSIDAD	0.446516	-0.264193	0.547091	-0.120300	1.000.000	-0.118840	-0.224696	-0.128222	0.547091	0.191448	-0.004658	-0.506931	0.495571	-0.742970
PPLIQ	-0.131243	-0.044753	-0.152959	-0.295238	-0.118840	1.000.000	0.040410	0.877440	-0.168839	-0.329099	-0.008948	-0.042023	-0.177593	-0.010404
PPPRIMAVERA	-0.143176	-0.072126	-0.201552	-0.503168	-0.224696	0.040410	1.000.000	0.030831	-0.331280	-0.347490	0.078445	0.008218	0.154752	0.128493
PPVERANO	-0.130826	0.007849	-0.153868	-0.316845	-0.128222	0.877440	0.030831	1.000.000	-0.179912	-0.347075	0.049690	-0.051329	-0.175650	-0.022711
PROFUNDIDAD	0.328911	-0.159530	0.415567	0.018505	0.547091	-0.168839	-0.331280	-0.179912	1.000.000	0.372817	0.021193	-0.435052	0.691372	-0.503881
RADIACION	0.072956	-0.132336	0.112137	0.197518	0.191448	-0.329099	-0.347490	-0.347075	0.372817	1.000.000	-0.106588	0.049949	0.184755	-0.059720
RIEGO	-0.054494	0.160961	-0.183983	0.003861	-0.004658	-0.008948	0.078445	0.049690	0.021193	-0.106588	1.000.000	-0.146415	-0.030855	0.146811
SUELO	0.048874	-0.051842	0.166284	0.130992	-0.506931	-0.042023	0.008218	-0.051329	-0.435052	0.049949	-0.146415	1.000.000	-0.427435	0.378011
TMIN	0.284332	-0.238405	0.363644	-0.132691	0.495571	-0.177593	0.154752	-0.175650	0.691372	0.184755	-0.030855	-0.427435	1.000.000	-0.494966
TMM	-0.423336	0.243317	-0.582300	0.408878	-0.742970	-0.010404	0.128493	-0.022711	-0.503881	-0.059720	0.146811	0.378011	-0.494966	1.000.000

From the above table it can be seen at once that the most important variables in the quantity of grapes produced annually are: Training system (“Conducción”) (72.5%), Porosity (“Porosidad”) (44.7%), MMR (42.3%), D (32, 9%) and TMIN (-28.4%).

Specifically, it can be seen that when the training system is the Overhead type quantity produced is higher than when Trellis type is used. This conclusion is fully consistent with real results, as can be seen in the table below:

Proyeccion Producciones

		Año3 Ton/ha	Año4 Ton/ha	Producción Ton/ha
ESPALDERA	Ultra Premium	3	6	8
	Super Premium	3	6	8
	Premium	4	8	12
	Varietal	4	10	16
	Blend	4	10	18
	Generico	4	10	25
PARRON	Premium	4	12	20
	Varietal	4	12	25
	Blend	4	12	25
	Generico	4	12	30

Translation of terms:

Production Projections

Año 3 Ton/ha = Year 3, Tons per hectare

Año 4 Ton/ ha = Year 4, Tons per hectare

Espaldera = Trellis

Parrón = Overhead

Likewise, it can be observed that for higher soil porosity is, the greater is grape production, which is associated to the soil’s capacity of providing water and nutrients to the plant. The same situation occurs with increasing soil depth, which leads to a stronger and more robust plant. Of the variables associated with temperature, it is observed that in average, the higher summer season average temperatures are (i.e. during the ripening period) the higher the quantity produced; also, if during the shoot growth period minimum temperatures are not too low then the quantity produced is higher.

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As can be concluded from the above results, the correlation matrix of variables and corresponding quantity produced responds appropriately to what the theory suggests.

Furthermore, it can be seen that of the five most relevant endogenous variables associated to annual production quantities, three of them have a known history and are fixed during the grapevines’ useful life: soil depth, trellis system and soil porosity. In particular, as seen in the above table, it is possible to know a priori expected production depending on the trellis system used. The same type of historic data is available for the different levels of soil depth and porosity.

It remains, then, to estimate a model that for each set of quality-trellis system-soil porosity-soil depth will project grape production quantity for each year, as function of TMM and TMIN variables. However, as the prediction of these independent variables is even more complex than to estimate the variable we are trying to model, it is absurd to try to calibrate of a predictive model of this type.

In sum, we can conclude:

Qij = f2 (trellis system, soil depth, soil porosity); f2(TMM,TMIN,λ)

Where f1 can be estimated from observations of real conditions, but f2 is composed of highly volatile and difficult to predict variables.

chapter VIII. conclusions

As stated before, in the interest of complying with conditions established in IAS 1 – 41, Concha y Toro winery made significant efforts to determine the best methodology to calculate the fair value of its biological assets. To do so, the Company chose to evaluate these assets using the method of discounted net flows, with certain modifications to take into account market volatility. In this context estimates of the price and quantity of grapes (the agricultural product) that will be produced by the biological asset are required. The complexity of making these estimates resides in that the grapes owned and grown by Concha y Toro are mostly grapes used to make premium category wines. In fact, this type of grapes are grown and harvested in the Company’s own vineyards precisely because there is no market that provides the required grape qualities for the products designed to use these grapes, and thus there is no target price for our grapes in a formal market.

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With respect to grape quantities, the Company still does not have a precise method that allows it to estimate the quantity produced each year, as this variable is strongly influenced by climatic and exogenous factors that directly affect grape production and which for the most part cannot be controlled by the Company.

In the absence of market prices and of precise production quantities, estimates must be used. As there is no active market, price estimates will necessarily be dependent on subjective variables. Regarding the estimated quantity of grapes produced by the biological asset, to date it cannot be estimated with any degree of confidence. Thus, if the input variables of any valuation model are “unreliable”, we can only conclude that the results shown by the model will also be unreliable.

IAS 41 uses the presumption that fair value can be measured reliably for a biological asset. However, that presumption can be rebutted only on initial recognition for a biological asset for which market-determined prices or values are not available.

In the case of grapevine plantings in the growth stage, fair value corresponds to the cost value of the plantings and conservation costs of these vines during the first three years.

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 Exhibit 2

VIÑA CONCHA Y TORO S.A.

Analysis of IAS 41 Situation

December 2011

Viña Concha y Toro S.A.

1.	Analysis of IAS 41s

1.	Criteria adopted as of December 31, 2010, according to IAS-41

The company Viña Concha y Toro SA, regarding its biological assets and according to IAS-41 and in the case of assets for which it is not possible to reliably determine fair market value, has determined to value them at historical cost less accumulated depreciation and impairment losses.

In the case of the agricultural product (grapes) that is in the growing phase up to harvest date, costs are accumulated until the harvest and then added to inventory cost in the following processes (IAS 2).

The Company used the alternative stated in IAS 41, following the conclusions of the technical study conducted by an external consultant, “A Biological Assets Valuation Model”, which stated that it was not possible to reliably determine a fair value, as it was not possible to determine reliable values for future price and production quantities to use for the biological assets’ valuation.

It was also not possible to consider the issues set forward in paragraph 18 of IAS 41, regarding the case when there is no active market in order that the Company could have used the following information:

-	Prices of recent market transactions (transactions of the asset ‘grapevines’ do not occur regularly); there is no public information on transaction prices.
-	There are no market prices of similar assets.
-	Sector benchmarks to obtain sales values, such as sale of hectares of land planted with grapevines; it is not possible to obtain information as there is no knowledge of this type of transactions or the prices involved.

As stated before, in the interest of complying with conditions established in IAS 1 – 41, Concha y Toro has made a significant effort to determine the best methodology to calculate the fair value of its biological assets. To this end the Company opted for evaluating these assets using the method of discounted net flows, with certain modifications to take into account market volatility.

In this context, an estimate of the price and quantity of grapes (the agricultural produce) that will be produced by the biological asset is required. The complexity of making this estimate resides in that the grapes owned and grown by Concha y Toro are mostly grapes used to make premium category wines. In fact, these types of grapes are grown and harvested in the Company’s own vineyards precisely because there is no market that provides the required grape qualities for the products designed to use these grapes, and thus there is no target price for our grapes in a formal market.

Regarding grape quantities, the Company still does not have a precise method that allows it to estimate the quantity produced each year, as this variable is strongly influenced by climatic and exogenous factors that directly affect grape production and which for the most part cannot be controlled by the Company.

1

In the absence of market prices and of precise production quantities, estimates must be used. As there is no active market, price estimates will necessarily be dependent on subjective variables. Regarding the estimated quantity of grapes produced by the biological asset, to date it cannot be estimated with any degree of confidence. Thus, if the input variables of any valuation model are “unreliable”, we can only conclude that the results shown by the model will also be unreliable.

IAS 41 uses the presumption that fair value can be measured reliably for a biological asset. However, that presumption can be rebutted only on initial recognition for a biological asset for which market-determined prices or values are not available and for which alternative estimates of fair value are determined to be clearly unreliable (paragraph 30, IAS-41).

If in the future it is still not possible to obtain reliable production quantities and prices, and to determine precise projections of exogenous variables, the alternative of historical cost will continue to be used.

2. Situation for the year ended December 31, 2011.

2.1 Market

-	The current market conditions in 2011 are unchanged with respect to those of previous years. Thus it is not possible to know of market transactions of grapevines, as there are not always buyers and sellers in the market and prices of transactions are not disclosed. Transactions are usually private and include the land together with the planted vines.
-	Regarding the grapes, Concha y Toro SA purchases lower quality grapes directly from producers. The final prices paid depend on the quality of the grapes delivered by producers, which means that for the same grape variety final prices may be different, and may also differ from producer to producer.
-	On the other hand, the prices to be paid do not correspond to market transactions with participating buyers and sellers. Prices depend on what has been agreed with each producer, the quality of grape the producer will deliver, the technical assistance required by the Company and other exogenous factors.
-	It must be noted that the Company’s own grape harvest corresponds to premium quality grapes, and therefore for this type of harvested grapes there are no market transactions.

Conclusion

In 2011 market conditions are unchanged for biological assets transactions.

-	There is no active market for such transactions.
-	It is not possible to reliably determine a fair value of these assets.
-	For fair value purposes it is not possible to consider the exceptions set out in (a), (b) and (c) of paragraph 18, IAS-41.

2

2.2 Valuation Model based on Present Value of Net Cash Flows, discounted at market rate

Below are the results of the analysis of whether it is possible to build a model to calculate the present value of expected net cash flows, to use as an alternative to the historical cost currently being used.

Production Quantities

The Company does not have an accurate method to estimate the quantity to be produced each year, given the volatile nature and influence of climatic and exogenous factors, for the most part out of the winery’s control, that affect grape production quantities.

The climatic and exogenous variables that impeded projections of production quantities in 2010 are still present in 2011.

Prices

-	In 2011 the Company purchased grapes directly using contracts with producers, where prices are confidential and different from one producer to the other, even if they produce the same grape variety. There is no active market with buyers and sellers (producers) operating openly.
-	Grape varieties purchased by the Company are varietals, generic grapes, “País” grapes and blends, which differ from the premium and super premium varieties mainly grown in the Company’s own vineyards.

This implies that it is not possible to determine target prices to build a model, as there is no market which sets prices for premium and super premium quality grapes. In addition, these varieties cannot be standardized with varieties purchased from third parties as no reliable approximation and /or equivalence parameters exist.

Therefore the prices necessary for a valuation model based on projected cash flows are a variable that cannot be calculated.

Conclusion

In 2011 the same conditions that prevented calculating production quantities and prices, to be used in a valuation model based on discounted cash flows, are still present. These conditions were extensively described in the report for 2010.

With no market prices and known production quantities, only subjective estimates can be made, which in turn are based on unsupported information.

Therefore, if the input variables used to build the valuation model are unreliable, the conclusion is that the results shown by the model will also be unreliable.

IAS 41 (paragraph 10) presumes the fair value of biological assets can be reliably determined.

3